ENDEXX CORPORATION

38246 North Hazelwood Circle

Cave Creek, Arizona 85331

April 8, 2021

VIA EDGAR TRANSMISSION

Daniel Morris

Office of Trade & Services

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Re:	Endexx Corporation
Registration Statement on Form 10
Filed March 4, 2021
File No. 000-30233

Ladies and Gentlemen:

Endexx Corporation, a Nevada corporation (the “Company”), is submitting this letter in response to the broad comment letter from the staff of the Securities and Exchange Commission (the “Commission”), dated March 11, 2021, with respect to our Registration Statement on Form 10, filed with the Commission on March 4, 2021 (the “Registration Statement”).

The Company understands the financial statement issue and we believe that our Pre-effective Amendment No. 1 to the Registration Statement complies with the updating requirements of Rules 8-02 and 8-03 of Regulation S-X. This filing also updates various other disclosure items from the original Registration Statement and includes some additional exhibits.

If staff should have any questions or comments regarding this submission, please feel free to contact the undersigned or Randolf W. Katz at 213-417-5310.

Thank you for your courtesy in this matter.

Very truly yours,

ENDEXX CORPORATION

By:	/s/ Todd Davis
Todd Davis
President and Chief Executive Officer